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                                                                     EXHIBIT 5.2


HOMESTORE

TELECONFERENCE

RESULTS FOR THE FOURTH QUARTER AND FULL YEAR 2002

THURSDAY, MARCH 6, 2003

FINAL TRANSCRIPT

[ERIN]

           Thank you. Good afternoon everyone and welcome to our conference call. Earlier today we released our fourth quarter and full year financial results for 2002. A copy of the press release and the financial statement attachments can be found on our Web site at www.homestore.com/investorrelations. Our 10-K for the year will be filed with the SEC in late March, and our Proxy Statement will be filed in late April. They will also be available in the Investor Relations section of our Web site.

           Today's conference call is being broadcast online and will be available for replay. To access this replay, please go to the Conference Call link at www.homestore.com/investorrelations two hours after the close of this conference call. We will also be filing a transcript of the call with the SEC to ensure transparent and fair disclosure to all investors.

           With me this afternoon are Mike Long, our chief executive officer, and Lew Belote, our chief financial officer. Mike will review our accomplishments in 2002



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           as well as our goals for 2003, and Lew will present our financial results. After their remarks, we will open up the call for your questions during the time remaining.

           Before we begin, I need to remind you that the following discussion includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to material risks and uncertainties. These statements are made as of today, and we do not assume any duty to update any forward-looking statement that may be made today. Our actual results could differ materially from those projected. Additional information concerning factors that could affect our business and financial results is included in our 10-K, and our 10-Qs, and in other reports that we file with the SEC. With that, I'll turn the call over to our CEO, Mike Long. Mike?

[MIKE]

           Thanks, Erin. Good afternoon, everyone. And thank you for joining us. 2002 was an important transitional year for Homestore. Those of you that have followed the company over the past year will recognize that we have put many of the historical issues behind us, that we have a clear focus on our customers, and that our financial performance has improved significantly.

           I am going to organize my remarks this afternoon in three areas:



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           1.   The highlights of 2002;

           2.   Our fourth quarter financial performance; and

           3. Our on-going customer-focused product, service and growth initiatives;

[2002 HIGHLIGHTS]

           I would like to review with you some of the significant accomplishments of the past year. There are six in particular that I would like mention:

           1.   Strengthening and deepening the management team;

           2.   Regaining compliance with the regulators;

           3.   Strengthening the balance sheet;

           4.   Dramatically reducing our cost structure;

           5. Improving our relationships with our customers and industry leaders; and

           6.   Resolving the AOL dispute.

           Let me take these one-by-one:

           First, we added a number of seasoned executives to the management ranks during the year. In addition to a new CEO, COO, and CFO, these included a new President of our Realtor.com unit, Allan Dalton; a new General Counsel, Mike Douglas; a new Chief Information Officer and, just last month, a new head of MLS and Realtor industry relations. We were also able to attract the Dean of UCLA's Business School, Bruce Willison, to join our Board of Directors. Under any circumstances, adding this level of talent to a company is noteworthy. I am



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           exceptionally proud that Homestore has attracted some of the industry's finest leaders and that our management team is deep in skills, breadth, integrity and commitment.

           In early April, we regained compliance with the regulators by filing re-stated financials for six previous quarters. And, we accomplished this in 90 days, without delaying the filing of any other statements. In September, Homestore's Board of Directors was publicly commended by regulators for its "swift and extraordinary cooperation" in our accounting inquiries. We acknowledge the critical role our Board played in identifying and investigating the issues that led to the re-statements.

           During 2002, we stabilized and strengthened the balance sheet by selling certain non-strategic assets including our Consumer Info subsidiary. With these sales, we eliminated significant non-core activities, and secured additional capital to undertake the turnaround of the Company.

           Our cost structure and negative cash flow from operations was unsustainable. At the burn-rate we experienced in the fourth quarter of 2001, we would have run out of cash in the first quarter of last year. Even taking the Consumer Info sale proceeds into account, without a fundamental re-structuring of our cost base, we were at risk of running out of cash before the end of 2002. In response, we expanded and implemented a comprehensive re-structuring plan for the



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           company. The re-structuring ultimately resulted in the elimination of more than 1,200 positions. We also renegotiated many agreements, terminated others, exited non-core businesses and shuttered product initiatives that could not support themselves. All together, we reduced the quarterly cost structure by more than $50 million during the year.

           No business operates for long without strong customer relationships. Homestore was at risk of alienating our customers, through a combination of internal distractions and unsatisfactory service. Addressing these issues became our highest corporate and personal priority. For example, I spend a large amount of my time out in the field talking to customers to understand their needs. When I discuss with you our new product and service initiatives in a few minutes, you will get a sense of how dramatically we have changed our culture to better relate to our customers. It will take some time to validate the actions we have taken as a result of listening to our customers, but we are encouraged by the early feedback we have received. Likewise, Homestore had historically established key partnerships and sponsorships with important industry associations. We had neglected our relationships with the National Association of Realtors and the National Association of Homebuilders, for example. I am pleased to report that both relationships are now stronger than ever.

           Finally, we resolved our dispute with AOL. This was a seminal event for the company, because we had a $57 million "make-whole" payment due in July



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           2003. That payment risk no longer exists. As a result of our re-negotiation, we retained the exclusivities we valued within the AOL service, we extended the term, and we reduced our quarterly expense by $9 million. All in all, this represented a very satisfactory outcome for both parties.

           In summary, 2002 was the year we created the opportunity for Homestore to have a future. We believe 2003 will be the year in which our efforts to better serve customers will be evident in our operating results.

[FINANCIAL RESULTS]

           With that review of last year, let me spend a few minutes on our fourth quarter results. Lew, our CFO, will address these in more detail, so I will focus my comments on three primary financial measures: revenue, cash flow and liquidity.

           - For the quarter, our revenue was $60.8 million versus $63.8 million in the third quarter. The reduction in revenue was attributable to our software and offline advertising segments and was expected. The reduction was due to both normal seasonality and the transition of one of our software products from a license sale to a monthly subscription model. At the same time, we were encouraged by the increase in revenue in both the media services and online advertising segments.

           - For the full year, our revenue totaled $264.6 million. Of that total, approximately 60 percent was derived from online subscription and advertising products sold to both real estate professionals and third party



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                advertisers; just over 20 percent related to our offline
                advertising products and just under 20 percent to our software businesses

           - Turning to operating cash flow, as we reported in November, we reached our goal of achieving positive operating income excluding non-recurring and non-cash charges in the third quarter. This came several months ahead of our initial target, which was set for December and gave us the confidence to commence several capital intensive projects - namely a revamping of our online professional media products, the implementation of a new ERP system for the company, and an upgrade of our Web site hosting environment.

           - In November, we expressed in our news release and third quarter 10-Q that the fourth quarter would be another `clean-up' quarter where we would be dealing with several non-recurring items that we expected to have resolved during the quarter. Back in November we also reminded you that the fourth quarter is impacted by seasonality - both in our core real estate offerings and in our Welcome Wagon consumer publications.

           - While our predictions were accurate, we actually performed a little bit better than we expected. In the fourth quarter, we generated a small loss of $380,000 from operations after excluding certain non-cash and non-recurring items. That compares to income of about $722,000 in the third quarter. I think it is useful to point out that this $380,000 loss includes an increase in our accrual for anticipated shareholder litigation costs of $2.1 million and a $1.2 million charge for the Hessel shutdown costs. Though these cannot be classified as non-recurring, they are not normal operating expenses, and



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                without them we would have meaningfully exceeded our fourth quarter operating performance.

           - We are concentrating on building sustainable value for our shareholders. An important step was to get our cost structure under control. But we do not believe that further significant cost cutting can be the primary driver to create shareholder value. We are still in the early stages of our turnaround efforts. While we are encouraged by our second half operating performance, we caution investors from assuming that near-term quarters will result in higher levels of profitability. Our 2003 results will continue to reflect turnaround and transition costs as well as costs and potential revenue impacts of our new product initiatives.

           - Turning to cash liquidity, which in many respects is the most important measure of our ability to complete our turnaround, we ended the year with more than $80 million in unrestricted cash, which is at the high end of the range we forecasted in November. Lew will speak to the uses of cash in the fourth quarter and provide some guidance on our cash balances for 2003. We continue to believe that we have sufficient capital to operate our business.

[CUSTOMER PRODUCT AND SERVICE INITIATIVES]

           Now, let me turn to our customer-oriented initiatives. Our entire management team has embraced a simple goal: to improve our profitability and our customer satisfaction in ways that generate long-term shareholder value. Fundamental to our success is incorporating our customers as key partners in executing our



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           turnaround plans. With this in mind, I would like to comment about each of our business segments.

[REAL ESTATE MEDIA SERVICES GROUP UPDATE]

           - As many of you know, our real estate media group creates personal and property promotion opportunities for real estate professionals. We continue to be the largest online media company for the real estate industry. Our new product set has been designed for -- and will be rolled out to all three of our real estate verticals - Realtors, Homebuilders and Apartment Managers, beginning this month.

           - Creating more and happier "media" customers starts with doing a far better job explaining what we do and how it adds value to our customers' businesses. One challenge we have encountered in explaining what we do is that many real estate professionals - both existing and new customers -- are shocked when they realize that generating incremental Web traffic to their sites isn't free. For example, most of the major real estate brokers, and large franchises, have experienced plateaus in their organic traffic acquisition. This is true in the apartment and homebuilder communities as well. The combination of price increases for online advertising at the major portals and the competitive and finite dynamics of acquiring traffic through the use of paid search engines is awakening our customer base to the inherent and incomparable value of our family of web sites.



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           -    In the Realtor market, there is the emerging referral fee issue.
                This is a big deal. Although I can't do justice to this complex issue in the time we have available today, I can describe the "tipping point" the industry is approaching. On the one side you have a group of sophisticated real estate companies that would prefer to only pay for Internet traffic out of a share of revenue generated by those Internet customers. This is akin to a referral fee. Referral fees have been very common in the industry, primarily as a way for Brokers to compensate each other for referrals associated with corporate relocations. They can be as much as 35% of the transaction fees. Referral fees have typically pertained to only a small percentage of transactions, and they are fees paid within the real estate industry. Now that the Internet is becoming one of the largest sources of leads for our customers, imagine the impact of having to pay referral fees to online portals for all of those transactions. Given the modest operating margins of the real estate industry in general, you are talking about a shift in economics that has the ability to literally wipe-out traditional businesses through a wealth transfer to traffic sources.

           - Think about it this way: It would be like REALTORS paying newspapers referral fees instead of advertising rates.

           - The Internet has the capacity of becoming the most efficient referral fee network of all time. But rather than sharing commissions with other real estate professionals in a small number of transactions as they have done for generations, real estate professionals will be faced with the prospect of sharing referral fees with online portals in all of their transactions.



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           -    With Homestore being the largest aggregator of real estate consumers online, this referral fee competitive threat to the industry creates a major differentiation in our value proposition to our customers. We are the largest and most effective online advertising partner not requiring participation in our customers' transaction fees.

           - With that industry perspective, we will be launching what we have called an "unbundled" product set later this month. This will allow our customers to buy branding and classified advertising for themselves and their properties - independent of the Web site technologies we provide them. Previously our sales efforts led with our Web site technologies. Now we lead with a menu-driven media offering that allows us to relate what we do to the everyday marketing and promotion practices of our customers. When we call on a customer, we are selling the opportunity to promote both real estate professionals and properties to the largest qualified real estate consumer base ever aggregated. We know that our customers understand the value of our highly targeted marketing. And it is non-discriminatory in the sense that just because one broker, or agent or builder or rental community advertises, there is no "exclusivity" that precludes others from making their own marketing choices. Marketing is among the largest discretionary costs they have and these real estate professionals demand results from every marketing dollar they spend.

           - Our product pricing is undergoing a fundamental change, and we believe it is better for both our customers and for Homestore. The new product offerings



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                are priced by market and by number of listings. Historically, we charged an agent in Sioux Falls with three listings the same as an agent in Newport Beach with 50 listings. Even our customers recognized that this had to change.

           - The consequence of the new pricing in the Realtor business is that we are lowering the entry price for more than 80 percent of the universe of Agents - but increasing prices for highly productive agents in major metropolitan markets. Until earlier this year, we had not raised prices for any agent in eighteen months - despite the fact that our consumer audience had increased by 70 percent.

           - Not surprisingly, with our old, one-price-fits-all approach, we had a terrific penetration rate among the top producing agents and brokers, and a pretty poor penetration rate among the entry-level and part-time agents. While we expect to substantially increase our business with the lower volume agents, we believe the majority of our high producing agents will stay with us. They have figured out that we offer a superb value proposition. We have unparalleled reach - and we don't charge referral fees. There is simply no other source for the quantity or quality of consumer traffic that we offer.

           - The new product and pricing strategy does have risks. For some real estate professionals, shifting offline marketing spending to online marketing spending requires a change in mindset. But we are confident we can demonstrate the value we deliver in terms of the growing number of qualified real estate consumers shopping online.



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           -    As with any business, our media segment's success will
                ultimately be based on our delivered value proposition. The facts here are compelling. More consumers are using the Internet as an integral part of their home search process every month - and starting in 2002, for the first time, the number who initiated their home search online exceeded the number that used newspapers, where real estate professionals spent more than $4 billion on advertising last year. With our leading traffic position, we are well positioned to maximize the opportunities for our customers.

[SOFTWARE GROUP UPDATE]

           - In our software segment, we have streamlined our focus. In the past 90 days, we have exited the corporate relocation software and tax preparation business. These activities were conducted by our Hessel unit. We sold the business in four separate transactions, which eliminated the ongoing operating loss associated with the business. The dispositions did not have a material impact on our financial position.

           - Our Top Producer, CFT and WyldFyre units continue to develop, install and maintain leading market shares in their respective markets. The largest initiative underway relates to the rollout of an ASP version of our Top Producer product for Realtors.

           - To date, this initiative has produced good customer acceptance and challenging financial results. The product has been well received but new subscription revenue is not yet enough to offset the revenue on a one-time



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                sale basis and there have been and will continue to be some significant capital expenditures associated with these activities to host these new online applications.

           - Our Top Producer product has historically been an agent only product. Our ASP version of Top Producer adds a Top Broker component, which gives brokers the ability to manage and distribute leads for their agents.

           - This means we can now offer products to brokerage operations that want to be tightly integrated with their agents. And for those brokerages where that is not a priority, the new ASP version of the product offers significant additional functionality for individual agents.

[PRINT PRODUCT GROUP UPDATE]

           - Our print businesses, which were acquired approximately two years ago, have stabilized, and we are introducing new products, which for these businesses is the first time in more than a decade. Our Welcome Wagon unit, which delivers local merchant content to recent movers, has introduced new solo mail products allowing individual merchants and service providers to target individual homeowners. We have a great brand name in the business, and we are very proficient at gathering new mover data. This should allow us to grow the business this year.

           - Having said that, our focus remains on finding ways to link Welcome Wagon's post-mover orientation to our real estate professionals - who tend to be exclusively focused on the pre-mover market.



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           -    When we ask our customers what they would most like to change about their businesses, we typically hear two things. First, they would like more high-quality branding and lead opportunities. And second, they would like to maintain relationships with the customer, after the move, on a profitable basis.

           - Our consumer Web sites are improving the quantity and quality of consumer contacts and we see Welcome Wagon as key to helping extend the relationship to the post-move period. We have some tests underway here, and I hope to report on these initiatives later this year.

           - In our home plans business, we have started to see greater consumer willingness to buy plans over the Web. We hope to accelerate this trend and are working on further enhancements to the home plans Web site.

[ONLINE ADVERTISING UPDATE]

           - Finally, let me speak about our online advertising business. We expressed confidence in these activities last year, and the fourth quarter began to demonstrate why. We have a highly targeted audience that is very valuable to certain advertisers. We simply had to move beyond big, elephant-hunting transactions, to focus on basic "pre-mover" advertising.

           - We rebuilt the sales force in this area during 2002 and we are now seeing the results of those efforts. The sales productivity is very attractive, the renewal rates are very high and consumers and customers are telling us we are doing a better job integrating advertising with the listing content.



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           -    Among the biggest initiatives to watch for is an increasing portion of our display advertising being acquired by real estate companies. We have historically funneled the real estate customers into our classified listing products, and filled-in the display advertising around those listings with select third party advertisers. The opportunity that was missed is obvious...we were not encouraging the real estate companies themselves to acquire the branding and promotional inventory that we controlled. Going forward, we think more of our online advertising revenue will be attributable to the real estate industry. Because of this, in future quarters this segment will no longer be broken out separately, but will be combined with our Media Services group.

[GUIDANCE]

           In concluding my comments today, I want to comment on both the class action lawsuit and the Cendant disagreement, as well as address the challenging issue of forward-looking statements.

           - With respect to the class action lawsuit, there is really no new news. We continue to have a desire to settle the case, but we are not the only defendant, and cases like this tend to have lives of their own. We continue to be engaged in direct dialogue with the plaintiffs and their attorneys, and will keep you posted on any material developments.



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           -    We also don't have any new information regarding the dispute between Cendant and Homestore over the move.com acquisition. We are still discussing certain modifications to the various agreements and contracts that were signed at the time of the acquisition. It remains our intent to reach an agreement with Cendant on this dispute as soon as possible. We cannot guarantee that these discussions will resolve Cendant's concerns but we are committed to finding a resolution that is satisfactory to both parties. Throughout the year, we have maintained a positive working relationship with Cendant, its franchises, its owned real estate brokerage companies, independent franchised brokers as well as tens of thousands of Century 21, Coldwell Banker, and ERA agents. We have been invited to participate in each of their annual conventions, which started this week, and look forward to building on all of these relationships going forward.

           - Finally, I would like to share our perspective on forward-looking statements. We are cautious about them and are not likely to make very many of them. Aside from the fact that many public companies are changing their practices in this regard, we believe our caution is well advised. We are still in the process of turning around Homestore. And that process, which includes changing many of the basic products we offer, changing our selling practices, modifying our pricing policies and investing in new information systems, makes it very difficult for us to forecast with the precision other companies seem to enjoy. We simply see no benefit for our customers, shareholders or



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                employees from making speculative statements about future
                financial performance.

           - Now, having said that, there are several statements that we are willing to make - primarily for the purpose of assuring our customers that we are committed to serving them over the long-term:

           - First, we believe we have enough cash to operate the business for the foreseeable future. However, we do anticipate using cash this year to continue our turnaround. We are making some much-needed investments in infrastructure that had been neglected for many years. And of course, we have converted our AOL relationship to a cash basis versus stock-based charges. Accordingly, we expect that our cash position could fall below $50 million during the year as we make the investments we believe are necessary to secure our future opportunities. Lew will speak further to these investments.

           - Second, despite my previously stated caution regarding near term profitability, with our non-cash and stock-based charges greatly reduced by the end of 2003, and with significant tax loss carry-forwards, our goal is to make the business profitable on a GAAP basis in 2004; and

           - Third, we believe we can increase customers and improve objective measures of customer satisfaction during the year. This is likely going to have the effect of increasing the share of our revenue attributable to our online subscription and advertising businesses.



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           -    At this time, we are not prepared to go beyond these points in providing forward-looking guidance. We are not going to attempt to project revenue growth or earnings per share. Obviously, we hope our performance going forward will outpace our limited forward-looking statements - as we have done in the prior two quarters.

           I will now turn the call over to Lew Belote, Homestore's Chief Financial Officer, to discuss our financial results. Lew?

[LEW]

           Thanks Mike, and hello everyone. I would like to go over some of the more significant items in the financial statements we released today. I will touch on certain items in our statement of operations, our balance sheet, and our statement of cash flows. I must repeat the warning I have given in prior quarters, though. We continue to experience many one-time and non-recurring items, especially in the expense lines. Therefore, the results may not be representative of ongoing operations. We are making new investments in 2003 in both sales and marketing, and product development, so those expense levels could change as we attempt to grow the business. As we have discussed on previous calls, Homestore experienced substantial changes in 2002 so it is difficult to compare year-end results with 2001 year-end results. Accordingly, our focus today will be on how we compare to our most recent quarter, which was Q3 of 2002.



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[SEGMENT RESULTS]

           - Each of our segments met the expectations we established for them in the fourth quarter. Each segment except for the software segment generated positive operating income during the third quarter before unallocated corporate costs. And our unallocated or "corporate" costs also declined for the second quarter in a row.

           - The online real estate media business demonstrated 4 percent growth in revenue over last quarter and 28 percent increase in operating profit. Strong sales of "Featured Homes" advertisements contributed to this increase.

           - As we mentioned last quarter, we were optimistic that our online advertising revenues would improve and we saw our first quarterly increase since rebuilding that organization. This represented growth of 5.5 percent over the third quarter. This division also showed its first operating profit since it was restructured in the first quarter.

           - The software businesses have gone through significant changes this quarter as we elected to sell our Hessel operations and we made some changes to Top Producer. Revenue declined by 20 percent as we transitioned one of our major products, Top Producer, from a license sale to monthly subscription. While we still offer this product in both forms, we expect that the number of subscriptions will continue to grow as agents look for more functionality from the product. Because of these changes, this segment was not profitable in the fourth quarter.



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           -    The print operations experiences seasonal decline in the fourth quarter as there are fewer movers at that time of year. Even with a 13 percent decline in revenue from the third quarter, this segment still remained profitable for the quarter.

[STATEMENT OF OPERATIONS]

           Regarding the statement of operations, on an overall basis, revenue declined this quarter from last quarter by approximately $3 million, primarily related to two factors previously discussed: 1) the normal seasonality in our offline advertising business, and 2) the decline in our software revenue. This was offset by an increase in Media Services revenue.

           Even with the slight decline in revenue, there are many positive aspects to our operating results this quarter.

           -    Gross profit margin remained constant at 72 percent.

           - Our overall operating expenses were reduced again this quarter when compared to last quarter. Including our cost of revenues, sales and marketing, product development and general and administrative expenses, we have reduced our total operating costs by $5.7 million from last quarter, $1.9 million of which were cash expenses. This is after reflecting an increase in our accrued legal costs in the fourth quarter of $2.1 million, which explains the reason for the increase in our general and administrative expenses, the only category that increased since the third quarter.



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           -    We recorded an impairment charge of $7.3 million in the quarter as a result of an annual review of the value of our long-lived assets.

           - After excluding the non-recurring impairment and restructuring charges and our non-cash charges (principally stock based charges, depreciation and amortization) our operating loss was $380 thousand for the quarter, which includes the $2.1 million increase in our legal accrual and the costs of disposing of Hessel's operations. This compares to an operating income of $722 thousand in the third quarter when presented on the same basis. We provide this information because this is how management monitors and assesses the business. There is a table attached to our press release to show how this is calculated and it does not include any gains from our discontinued operations.

           As to our cost structure, while we have achieved reductions in each of the last four quarters, we believe our costs, excluding the impact of the new AOL agreement, will increase over the next two quarters as we begin investing in our products and services and in the development of our sales force.

[BALANCE SHEET]

           Now I'd like to turn to the balance sheet. At September 30, our unrestricted cash balance was $87.8 million. Last November, we predicted that we would exit 2002 with between $75 and $80 million in unrestricted cash and we finished the year with $80.5 million.



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           We should note that the $90 million in restricted cash was paid to
           AOL in early January. I'll discuss the AOL accounting impact in a moment.

           As I mentioned last quarter, we are now in a position to make investments that we believe are necessary for Homestore's long-term viability. We expect to invest in products and services that will enhance the productivity and profitability of our customers as well as in internal systems to help us manage our business in a more cost effective manner. In doing so, and in satisfying our existing obligations we will be utilizing something on the order of $30 million of our cash in the first half of 2003. The significant uses of cash in the first half of 2003 are projected to be:

           - Capital expenditures of approximately $10 million related to our new ERP system and our new hosting services;

           - Advance payments to AOL of $5 million related to our new agreement;

           - Payment of previously accrued restructuring and other charges of $5 to $6 million; and

           - A use of cash in operations, primarily related to the AOL deal, of approximately $10 million. The use of cash is primarily related to the fact that the new AOL deal - while $9 million less expensive each quarter - results in cash, rather than in non-cash expense. In addition, we will incur additional



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                selling costs as we introduce our new products and pricing strategy in the media services business.

           As a result of these payments and investments we expect our cash balance to decline to somewhere between $45 and $50 million by June 30, 2003. We expect that will be the low point and we expect our cash at the end of this year to be higher than our June 30 balances.

           As we have for the last year, we will continue to carefully manage our cost structure and maximize our available cash balance.

[STATEMENT OF CASH FLOWS]

           Now to our cash flows. While we were close to breakeven on cash generated from operations for the last two quarters, we did use a total of $7.4 million in cash during the fourth quarter. We forecasted we would use less cash in the fourth quarter and we used $4.6 million less than in the third quarter. Our use of cash in the fourth quarter is highlighted as follows:

           - $3.1 million reduction in payment of previous restructuring liabilities

           -    $3.1 million installment payment on a previous acquisition

           - $1.9 million in total settlement of previous contractual obligations

           -    $2.1 million to purchase of property and equipment



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           -    Offset by $2.8 million of formerly restricted cash now available to the company.

[AOL AGREEMENT]

           As we discussed earlier this quarter, our new deal with AOL is far less expensive. The old agreement with AOL resulted in non-cash, stock-based charges totaling approximately $56 million per year, or $14 million per quarter ($10.3 million was reflected in Sales and Marketing expense and $3.7 million was recorded as "Other Expense" each quarter). The new deal will result in cash payments of $7.5 million up front and approximately $3.75 million per quarter - fixed through June 2004 - for a total of $30.0 million. And this is in spite of the fact that we will be receiving enhanced placement and promotion. In addition, we have eliminated a potential cash payment to AOL of approximately $57 million that would have been due in July 2003.

           I've outlined the cash economics of the new agreement, but I would like to talk about the accounting implications as well. Because of the component parts of the original deal (stock with a guaranteed value, cash, and a contingent payment if the value of the stock did not reach a certain price), our accounting for the old deal has been complex. Our December 31 balance sheet reflects a Prepaid Distribution Asset of $30.6 million, restricted cash of $90 million and a Distribution Liability of $219.5 million that results from that accounting. The accounting for the termination of the old deal will result in both the reduction of



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           the Distribution Liability and the Restricted Cash. While the new
           deal is very straightforward, unwinding the old agreement was more complex, and from an accounting perspective, it is difficult to separate the two agreements.

           The Prepaid Distribution Asset of $30.6 million will be amortized over the 18-month term. This will result in a quarterly cost of $5.1 million, on a GAAP basis. This is slightly higher than the cash payments, which will be $3.75 million, but much lower than the $14 million per quarter we have incurred since the third quarter of 2000.

           We will reduce the Distribution Liability to the amount we will actually pay AOL. This reduction will result in a significant one-time gain of approximately $104 million -- in the First Quarter of 2003.

           Other than the balance sheet classification of the restricted cash and distribution obligation, our accounting for AOL was the same in the fourth quarter as it was in the first three quarters of the year. Because the settlement was not signed until early January and because a gain will be recognized on the settlement, no portion of that gain can be reflected before the effective date of the agreement.

           In summary, we are pleased with the financial position of the company and intend to invest our resources for the long-term health of the business. We are committed to generating consistent profitability over the long term to increase



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           shareholder value and that will be our ongoing focus. Now I'll turn the call back over to Mike for concluding comments. Mike?

[MIKE]

           Thank you Lew. On behalf of everyone at Homestore, I would like to thank you for your time and your interest.

           We would be happy to take any of your questions in the time remaining.

           Operator, please open the phone lines for a question and answer session.



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